UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )

CHATSWORTH DATA SOLUTIONS, INC.
(formerly Adera Mines Limited)

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

006858 10 4

(CUSIP Number)

C. Raymond Patton, Jr.
Conner & Winters, LLP
4000 One Williams Center
Tulsa, Oklahoma 74172
918-586-8523

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

August 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁯

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO.	13D	Page 2 of 4 pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sidney L. Anderson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

SC/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

		7	SOLE VOTING POWER
NUMBER
	OF		5,000,000
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		-0-
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		5,000,000
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO.	13D	Page 3 of 4 pages

ITEM 1. SECURITY AND ISSUER

Chatsworth Data Solutions, Inc.’s (the “Issuer”) principal executive offices are located at 20710 Lassen Street, Chatsworth, California 91311.

This Schedule 13D relates to the Issuer’s common stock, par value $0.00001 per share.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Sidney L. Anderson

(b)	2339 South Delaware Place, Tulsa, OK 74114

(c)	The principal business of Mr. Anderson is to serve as Executive Director and Chairman of the Board of Directors of the Issuer.

(d)	Mr. Anderson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
Mr. Anderson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Anderson is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a consulting agreement dated as of August 1, 2006, between the Issuer and Mr. Anderson, the Issuer issued to Mr. Anderson 2,000,000 shares of common stock and 2,000,000 options to purchase common stock at $0.30 per share, which options fully vested immediately. Mr. Anderson also indirectly received an additional 1,000,000 shares of the Issuer’s common stock on August 1, 2006, when the Issuer provided 1,000,000 shares of common stock to a consulting company wholly owned by Mr. Anderson as compensation for consulting services provided by such consulting company to the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Anderson received and currently holds the shares of the Issuer’s common stock, as described above, for investment purposes.

Except as set forth in this Item 4, Mr. Anderson does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

CUSIP NO.	13D	Page 4 of 4 pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
Mr. Anderson is now the beneficial owner of 5,000,000 shares of Common Stock, consisting of 3,000,000 shares of Common Stock and 2,000,000 shares underlying options excercisable at $0.30 per share. The Issuer’s Registration Statement on Form 10-K filed on May 16 , 2007 reports that there are 31,250,000 shares of the Issuer’s common stock outstanding. Mr. Anderson is therefore currently the beneficial owner of 15.9% of the total issued and outstanding shares of Common Stock.

(b)	The responses of Mr. Anderson to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	No transactions in the Issuer’s common stock have been effected during the past sixty days.

(d)
Mr. Anderson is the sole owner of a company that owns 1,000,000 shares of the Issuer’s common stock. As sole owner, Mr. Anderson has voting and dispositive control over the shares owned by the company.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2007
Date

/s/ Sidney L. Anderson
Signature

Sidney L. Anderson, Executive Director and Chairman of the Board of Directors of the Issuer
Name / Title